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MICHAEL S. BUTLER



                                   EXHIBIT 8


                                    May 4, 1998

Ambassador Bank of the Commonwealth              Fulton Financial Corporation
4127 Tilghman Street                             One Penn Square
Allentown, PA  18104                             Lancaster, PA  17602

        Re:    Fulton Financial Corporation/Ambassador Bank of the Commonwealth
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   Gentlemen:

        We have acted as counsel to Fulton Financial Corporation ("FFC") in connection with the Merger Agreement dated as of January 26, 1998, as amended and restated as of April 14, 1998 (the "Merger Agreement"), between FFC, Lafayette Bank ("LB") and Ambassador Bank of the Commonwealth ("ABC").

        The following transactions, among others, will occur pursuant to the Merger Agreement:


        (i.) ABC will be merged with and into LB, a wholly-owned subsidiary of FFC, with LB surviving the merger (the "Merger"); and


        (ii.) Each issued and outstanding share of the common stock of ABC, par value $4.00 per share (the "ABC Common Stock"), will be converted into 1.40 shares of the common stock of FFC, par value $2.50 per share (the "FFC Common Stock").

        You have requested our opinion as to certain federal income tax consequences of the transactions contemplated by the Merger Agreement, and this opinion is rendered pursuant to the provisions of Section 7.1(d) of
   Article VII of the Merger Agreement.

        This Opinion Letter is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord (the "Accord") of the American Bar Association's Section of Business Law (1991), as supplemented or modified by the Pennsylvania Third-Party Legal Opinion Supplement (the "Pennsylvania Supplement") of the Pennsylvania Bar Association's Section of Corporation,
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   Banking and Business Law (1992). As a consequence, this Opinion Letter is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord and the Pennsylvania Supplement, and this Opinion Letter shall be read in conjunction therewith. The Law covered by the opinions expressed herein is limited to the federal law of the United States of America.

        Except as otherwise indicated herein, capitalized terms used in this Opinion Letter are defined and set forth in the Merger Agreement, the Accord or the Pennsylvania Supplement. Our opinions herein are subject to the following conditions and assumptions, in addition to those set forth in the Accord and the Pennsylvania Supplement:


        (A) All of the shares of ABC Common Stock that are issued and outstanding at the time of the Merger will be duly authorized, validly issued, fully paid and nonassessable.

        (B) All conditions precedent to the obligations of FFC, LB and ABC as set forth in the Merger Agreement will have been satisfied at the time of the Merger.

        (C) All covenants required to be performed by FFC, LB and ABC on or before the date of consummation of the Merger, as set forth in the Merger Agreement, will have been performed by them as of such date.

        (D) The transaction contemplated by the Merger Agreement, including without limitation the Merger and the issuance of shares of FFC Common Stock to the stockholders of ABC, will be accomplished in strict accordance with the terms of the Merger Agreement and federal and state banking laws.

        (E) The fair market value of the FFC Common Stock and other consideration received by each ABC shareholder will be approximately equal to the fair market value of the ABC Common Stock surrendered in the exchange.

        (F) Upon consummation of the Merger, the former stockholders of ABC will own, in the aggregate, FFC Common Stock equal in value to at least 50 percent of the value of all of the formerly outstanding ABC Common Stock as of the date of the Merger.

        (G) There is no plan or intention on the part of the stockholders of ABC to sell or otherwise dispose of the FFC Common Stock to be received pursuant to the Merger Agreement that would reduce the ownership of FFC Common Stock by former stockholders of ABC to a number of shares of FFC Common Stock having, in the aggregate, a value of less than 50 percent of the value of all of ABC Common Stock outstanding immediately prior to the Merger. For purposes of this assumption, shares of ABC Common Stock exchanged for cash or other property, surrendered by dissenters, or exchanged for cash in lieu of fractional shares of FFC Common Stock will be treated as outstanding ABC Common Stock on the date of the transaction. Moreover, shares
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               of FFC Common Stock and shares of ABC Common Stock sold,
               redeemed, or disposed of prior or subsequent to the transaction will be considered in making this assumption.

        (H) FFC will acquire at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by ABC immediately prior to the Merger. For this purpose, amounts paid by ABC to dissenters, amounts paid by ABC to shareholders who receive cash or other property, assets of ABC used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by ABC immediately preceding the Merger will be considered as assets of ABC held immediately prior to the Merger.

        (I) There is no plan or intention on the part of FFC to reacquire any of the shares of FFC Common Stock issued pursuant to the provisions of the Merger Agreement.

        (J) There is no plan or intention on the part of FFC to sell or otherwise dispose of any of the assets of ABC acquired in the Merger, except for the dispositions made in the ordinary course of business.

        (K) The liabilities of ABC assumed by FFC and the liabilities to which the assets of ABC are subject were incurred by ABC in the ordinary course of ABC's business.

        (L) The historic business of ABC will be continued by LB following the Merger.

        (M) FFC, ABC and stockholders of ABC will pay their respective expenses, if any, incurred in connection with the transactions.

        (N) There is no intercorporate indebtedness existing between FFC and ABC that was issued or acquired or that will be settled at a discount; and

        (O) The fair market value of the assets of ABC transferred to FFC will equal or exceed the sum of the liabilities assumed by FFC plus the amount of liabilities, if any, to which the transferred assets are subject.

   Based upon and subject to the foregoing, we are of the opinion that:

               (1) The Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) and (a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code");


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               (2)  No gain or loss will be recognized by ABC, LB or FFC by reason of the Merger;

               (3) The bases of the assets of ABC in the hands of LB will be the same as the bases of such assets in the hands of ABC immediately prior to the Merger;

               (4) The holding period of the assets of ABC in the hands of LB following the Merger will include the period during which such assets were held by ABC prior the Merger;

               (5) No gain or loss will be recognized by the ABC shareholders on the exchange of shares of ABC Common Stock solely for shares of FFC Common Stock (including fractional shares); income, gain or loss will be recognized, however, to each such shareholder upon the receipt of cash by such shareholders on the exchange. The receipt of cash by ABC shareholders will have the effect of treating the shareholder as having received solely shares of FFC Common Stock in the reorganization exchange and then having received a cash payment from FFC in a hypothetical redemption of that number of shares of FFC Common Stock equal in value to such cash payment. An ABC shareholder who receives cash will therefore recognize capital gain or loss on the constructive redemption of such shares in an amount equal to the difference between the cash received and the adjusted basis in such shares;

               (6) The basis in the shares of FFC Common Stock to be received by ABC shareholders will be the same as the basis in the shares of ABC's Common Stock surrendered in the reorganization exchange, decreased by the amount of cash received and increased by the amount of any gain (and by the amount of any dividend income) recognized on the exchange; and

               (7) The holding period of the shares of FFC Common Stock to be received by the shareholders of ABC will include the period during which they held the shares of ABC Common Stock surrendered, provided the shares of ABC Common Stock are held as a capital asset on the date of the exchange.

                                         Very truly yours,

                                         BARLEY, SNYDER, SENFT & COHEN, LLC

                                         By: /s/Michael S. Butler
                                             --------------------
                                                 Michael S. Butler, Esquire